Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited condensed consolidated financial statements, including the notes thereto, as of and for the three-month periods ended March 31, 2020 and 2019 included as Exhibit 99.1 to the Report on Form 6-K to which this discussion is attached as Exhibit 99.2. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2019, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”). In addition, we recommend that you read any public announcements made by InflaRx N.V.

The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in euros. Unless otherwise indicated, all references to currency amounts in this discussion are in euros. We have made rounding adjustments to some of the figures included in this discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Risk factors” in the Annual Report.

Unless otherwise indicated or the context otherwise requires, all references to “InflaRx” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to InflaRx N.V. and its subsidiaries InflaRx GmbH and InflaRx Pharmaceuticals, Inc.

Overview

We are a clinical-stage biopharmaceutical company focused on applying our proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, IFX-1, is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings.

We have been developing IFX-1 for the treatment of HS, a chronic debilitating systemic inflammatory skin disease. In June 2019, we announced that our Phase IIb clinical trial of IFX-1 in HS did not meet its primary endpoint. On July 18, 2019 we published a post-hoc analysis showing multiple signals of efficacy for the IFX-1 high dose group compared to the placebo group within the initial phase of the SHINE study. On November 6, 2019, we reported additional data from the open label extension (OLE) phase of the international SHINE Phase IIb study. In March 2020, we submitted a request for an end of Phase II meeting to the FDA to discuss a potential Phase III program based on the results of the SHINE study. This meeting has been scheduled for mid-year 2020. The company plans to provide an update on the results of the end of Phase II meeting and potential further development steps with IFX-1 in HS in the second half of 2020. We are also developing IFX-1 in severe COVID-19 induced pneumonia with an adaptive randomized open label multicenter trial in Europe. On March 31, 2020, the Company initiated a clinical development program with IFX-1 in COVID-19 patients with severely progressed pneumonia.  Part 1 of this study is fully enrolled with 30 patients as of April 2020.  We intend to develop IFX-1 and other proprietary antibodies and molecules, and evaluate other technologies as well, to address a wide array of complement-mediated and other diseases with significant unmet needs, including Anca associated vasculitis, or AAV, a rare, life-threatening autoimmune disease, Pyoderma Gangaenosum, or PG, a rare inflammatory skin disorder and indications in oncology and potentially other indications and diseases.

Since our inception in December 2007, we have devoted substantially all of our resources to establishing our company, raising capital, developing our proprietary anti-C5a technology, identifying and testing potential product candidates and conducting clinical trials of our lead product candidate, IFX-1. To date, we have not generated any product revenue and have financed our operations primarily through public offerings, private placements and other income from various grants. As of March 31, 2020, we had raised an aggregate of approximately €206.75 million, comprised of €49.2 million in net proceeds from a follow-on public offering in May 2018, €81.8 million in net proceeds from our initial public offering, €74.0 million in gross proceeds from private placements of our securities and €1.75 million in payments in connection with various grants. As of March 31, 2020, we had cash and cash equivalents of €21.1 million and marketable securities of €86.3 million. As of March 31, 2020, we had an accumulated deficit of €142.5 million. We have incurred significant net operating losses in every year since our inception and expect to continue to incur net operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year.

We anticipate that our expenses might increase if and as we:

•
continue to develop and conduct clinical trials with respect to our lead product candidate, IFX-1, including in connection with the evaluation of any additional clinical development in HS, in connection with the ongoing Phase II clinical trials in AAV and PG as well as planned Phase II studies in oncology;

•	initiate and continue research, preclinical and clinical development efforts for any future product candidates, including IFX-2;

•	actively seek to identify additional research programs and additional product candidates;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;

•	establish sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which we may obtain marketing approval, if any;

•	require the manufacture of larger quantities of product candidates for clinical development and, potentially, commercialization;

•	collaborate with strategic partners to optimize the manufacturing process for IFX-1 and IFX-2;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain additional personnel, such as clinical, quality control and scientific personnel; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and help us comply with our obligations as a public company.

Our expenses in any quarter may not be indicative of our expenses in future periods, and in particular we expect that our expenses, and therefore our net losses, could vary depending on the going forward strategy relating to the clinical development of IFX-1 in HS, AAV, PG, COVID 19 and additional indications as well as any potential addition of a technology platform or asset.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for a product candidate, which we expect will take a number of years and is subject to significant uncertainty. If we obtain regulatory approval for any product candidate, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, we may seek to further fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed, would have a negative impact on our financial condition and our ability to develop IFX-1 or any additional product candidates.

Recent Developments

We have submitted a request for an end of Phase II meeting to the FDA in March 2020 to discuss a potential Phase III program based on the results of the SHINE study. A meeting has been scheduled for mid-year 2020. The Company plans to provide an update on the results of the end of Phase II meeting and potential further development steps with IFX-1 in HS in the second half of.

In February 2020, the Company announced positive initial data from the first five patients dosed in the ongoing Phase IIa open label study. Of these five initial patients dosed with IFX-1, two patients achieved complete closure of the target ulcer and complete healing of all other PG ulcers. Patients continue to enroll in higher dose groups.

We recently reported that the first part of our European Phase II IXCHANGE study with IFX-1 in patients with AAV the study has already been fully enrolled. After analyzing the impact of COVID-19 on the study, we conducted a blinded interim analysis of Part 1. Based on our analysis, we intend to continue with Part 2 of the study but decrease the number of enrolled patients. We also recently reported, that based on a blinded interim analysis and assessment of the potential impact of the COVID-19 pandemic, the Company has decided to stop the US Phase II IXPLORE study and to read out the existing results earlier than initially planned as part of a strategy to align and streamline the US and EU AAV development program.

The Company entered into a clinical collaboration agreement with Merck & Co, Inc., Kenilworth, NJ, USA (known as MSD outside the US and Canada) to evaluate the combination of IFX-1 and Merck’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with an undisclosed tumor type. Under the terms of the agreement, InflaRx will conduct a Phase IIa clinical study with two IFX-1 arms, including one with KEYTRUDA®. KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., Whitehouse Station, New Jersey, U.S.A, a subsidiary of Merck & Co., Inc., Kenilworth, NJ, USA.

On March 31, 2020, the Company initiated a clinical development program with IFX-1 in COVID-19 patients with severely progressed pneumonia. The Company reported the full enrollment with 30 patients of the first part of this study as of April 1, 2020.

Research and Development Expenses

Research and development expenses have consisted principally of:

•
expenses incurred under agreements with contract research organizations, or CROs, contract manufacturing organizations, or CMOs, consultants and independent contractors that conduct research and development, preclinical and clinical activities on our behalf;

•	employee-related expenses, including salaries, benefits and stock-based compensation expense based upon employees’ role within the organization; and

•	professional legal fees related to the protection and maintenance of our intellectual property.

We anticipate that our total research and development expenses in 2020 might increase compared to our expenses in 2019. Such increased research and development expenses primarily relate to the following key programs:

•
IFX-1. On November 6, 2019, the Company reported positive results from the open label extension (OLE) part of the international SHINE Phase IIb study, investigating the safety and efficacy of IFX-1 in patients suffering from moderate to severe Hidradenitis Suppurativa (HS). In Q1 2020, the Company requested an FDA End of Phase II meeting to discuss the path forward for a pivotal program with IFX-1 in HS. On March 2020, the Company initiated a Phase II clinical development program with IFX-1 in COVID-19 patients with severely progressed pneumonia. The part 1 of this study is fully enrolled with 30 patients as of April 24, 2020. We expect our expenses associated with IFX-1 will increase in the remainder of 2020 as we might initiate Phase III studies in HS and COVID-19, conduct our Phase II clinical program of IFX-1 in patients with AAV and a Phase II clinical trial program in patients with PG and plan to initiate a Phase II clinical program in cancer and potentially additional indications. In addition, we are also incurring expenses related to the manufacturing of clinical trial material and investigating commercial scale production options.

•
IFX-2.  We are continuing preclinical development of IFX-2, expenses for which mainly consist of salaries, costs for preclinical testing conducted by CROs and costs for the production of preclinical material.

•
Other development programs. Our other research and development expenses relate to our preclinical studies of other product candidates and discovery activities, expenses for which mainly consist of salaries, costs for production of preclinical compounds and costs paid to CROs.

In 2019, we incurred €44.6 million of research and development expense. For the three months ended March 31, 2020 and 2019, we incurred research and development expenses of €7.3 million and €7.7 million, respectively. The principal driver of the slight decrease in our research and development expenses was the Phase IIb clinical development of IFX-1 in HS since this study has been completed in 2019. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of clinical trial initiation and potential enrollment. Research and development expenses are expected to increase as we advance the clinical development of IFX-1 and IFX-2 and further advance the research and development of our preclinical product candidates.

We expense research and development costs as incurred. We recognize costs for certain development activities, such as preclinical studies and clinical trials, based on an evaluation of the progress to completion of specific tasks. We use information provided to us by our vendors such as patient enrollment or clinical site activations for services received and efforts expended. Research and development activities are central to our business model. We anticipate that our research and development expenses might increase for the foreseeable future as our current development programs progress and new programs are added.

The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. For a discussion of our other key financial statement line items, please see “Management’s discussion and analysis of financial condition and results of operations—Financial operations overview” in the Annual Report.

Results of Operations

The numbers below were derived from our consolidated financial statements included elsewhere herein. The discussion below should be read along with these consolidated financial statements, and it is qualified in its entirety by reference to them.

Comparison of the Three Months Ended March 31, 2020 and 2019

	Three Months Ended March 31,
	2020	2019	Change
		(in €)
Operating Expenses
Research and development expenses	(7,298,799)	(7,695,150)	(396,351)
General and administrative expenses	(2,564,803)	(3,301,166)	(736,363)
Total Operating Expenses	(9,863,601)	(10,996,316)	(1,132,715)
Other income	94,960	64,836	(30,124)
Other expense	(5,720)	(3,886)	1,834
Operating Result	(9,774,362)	(10,935,366)	(1,161,004)
Finance income	1,658,991	1,159,205	(499,786)
Finance costs	(118,026)	(61,710)	56,316
Net financial Result	1,540,965	1,097,495	(443,470)
Loss for the period	(8,233,397)	(9,837,871)	(1,604,474)

Loss for the period	(8,233,397)	(9,837,871)	(1,604,474)
Foreign currency translation differences	1,713,868	2,317,546	603,678
Total comprehensive loss attributable to owners of the Company	(6,519,529)	(7,520,325)	(1,000,796)

Research and Development Expenses

	Three Months Ended March 31,
	2020	2019	Change
		(in €)
Third party expenses	5,548,990	5,638,449	(89,459)
Personnel expenses	1,183,002	1,571,665	(388,663)
Legal and consulting fees	431,097	240,380	190,717
Other expenses	135,709	244,656	(108,947)
Total Research and development expenses	7,298,799	7,695,150	(396,351)

We use our employee and infrastructure resources across multiple research and development programs directed toward developing IFX-1 and IFX-2. We manage certain activities such as contract research and manufacturing of IFX-1 and our discovery programs through our third-party vendors.

Research and development expenses incurred for the three months ended March 31, 2020 decreased over the corresponding period in 2019 by €0.4 million. This decrease is primarily attributable to a €0.3 million decrease in non-cash share-based compensation expenses.

General and Administrative Expenses

	Three Months Ended March 31,
	2020	2019	Change
		(in €)
Personnel expenses	1,509,593	2,304,379	(794,786)
Legal, consulting and audit fees	198,550	442,186	(243,636)
Other expenses	856,660	554,601	302,059
Total General and administrative expense	2,564,803	3,301,166	(736,363)

General and administrative expenses decreased by €0.7 million to €2.6 million for the three months ended March 31, 2019, from €3.3 million for the three months ended March 31, 2019. This decrease is primarily attributable to decreasing expenses associated with non-cash share-based compensation (€0.9 million). Legal, consulting and other expenses increased by €0.1 million to €1.1 million for the three months ended March 31, 2020, from €1.0 million for the three months ended March 31, 2019.

Net financial result

	Three Months Ended March 31,
	2020	2019	Change
		(in €)
Finance income
Foreign exchange gains	1,257,557	356,471	901,086
Interest and other finance income	401,435	802,734	(401,299)
Total Finance income	1,658,991	1,159,205	499,786
Finance costs
Foreign exchange losses	(115,879)	(54,022)	61,857
Other finance costs	(2,147)	(7,688)	(5,541)
Total finance costs	(118,026)	(61,710)	56,316
Net financial result	1,540,965	1,097,495	443,470

Net financial result increased by €0.4 million to €1.5 million for the three months ended March 31, 2019, from €1.1 million for the three months ended March 31, 2019. This increase is mainly attributable to (a) higher foreign exchange gains, which increased by €0.8 million and (b) interest on marketable securities, which decreased by €0.4 million.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. For the three months ended March 31, 2020, we incurred a net loss of €8.2 million. To date, we have financed our operations primarily through the sale of our securities. As of March 31, 2020, we had cash and cash equivalents of €21.1 million, plus marketable securities of €86.3 million. Our cash and cash equivalents primarily consist of bank deposit accounts and fixed U.S. Dollar term deposits. Our quoted debt securities have AAA credit ratings.

Cash Flows

The table below summarizes our consolidated statement of cash flows for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
	2020	2019
	(in €)
Net Cash used in operating activities	(10,520,819)	(8,498,447)
Net cash used in investing activities	(2,715,769)	(261,827)
Net cash used in financing activities	(88,339)	(54,781)
Cash and cash equivalents at the beginning of the period	33,131,280	55,386,240
Exchange gains on cash and cash equivalents	1,277,255	592,005
Cash and cash equivalents at the end of the period	21,083,608	47,163,191

Net Cash Used in Operating Activities

The use of cash in all periods resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities increased from to €10.5 million in the three months ended March 31, 2020, from €8.5 million in the three months ended March 31, 2019, mainly due to the increase of cash expenses, such as third-party expenses for manufacturing and clinical trials for our lead program IFX-1 and higher personnel costs.

Net Cash used in Investing Activities

Net cash from investing activities increased by €2.5 million in the three months ended March 31, 2020 mainly due to higher reinvestments in marketable securities in 2020 compared to 2019.

Net Cash used in Financing Activities

Net cash used in financing activities (€(0.1) million) for the three months ended March 31, 2020, is nearly at the same level compared to the three months ended March 31, 2019 (€(0.1) million).

Funding Requirements

In 2020 we anticipate that our expenses might increase in connection with our ongoing activities. In particular, we anticipate that we will continue and complete Phase II clinical trials in AAV, PG, COVID-19 and an oncology indication, we might start Phase III clinical trials in HS and COVID-19 and might pursue additional indications. We also want to continue preclinical development of IFX-2. We plan to initiate new research and preclinical development efforts and we may seek marketing approval for any product candidates that we successfully develop and where we receive approval. Should we commence further clinical development with IFX-1 in HS, there may be additional costs in connection with such development. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution and other commercial infrastructure to commercialize such products. The Company does not expect marketing approval in the next 12 to 24 months. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts. We believe that our existing cash and cash equivalents and marketable securities will enable us to fund our operating expenses and capital expenditure requirements under our current business plan for at least the next 24 months.

Until such time, if ever, that we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, royalty-based financings, future collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include voting or other rights that adversely affect your rights as a common shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.

For more information as to the risks associated with our future funding needs, see “Risk factors” in the Annual Report.

Off-Balance Sheet Arrangements

As of March 31, 2020, and during the periods presented, we did not have any off-balance sheet arrangements other as described under “Management’s discussion and analysis of financial condition and results of operations—Off-balance sheet arrangements” in the Annual Report.

Contractual Obligations and Commitments

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, contractual obligations and commitments other than as described under “Management’s discussion and analysis of financial condition and results of operations—Contractual obligations and commitments” in the Annual Report.

Quantitative and Qualitative Disclosures about Market Risk

During the three months ended March 31, 2020, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Management’s discussion and analysis of financial condition and results of operations–Quantitative and qualitative disclosures about market risk” in the Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Management’s discussion and analysis of financial condition and results of operations—Critical judgments and accounting estimates” in the Annual Report.

JOBS Act Exemptions

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates as of the specified testing date or issue more than $1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

This discussion contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this discussion and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following:

•	our operation as a development stage company with limited operating history and a history of operating losses; as of March 31, 2020, our accumulated deficit was €142.5 million;

•
the timing, progress and results of clinical trials of IFX-1 and any other product candidates, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally;

•
the timing of any submission of filings for regulatory approval of IFX-1 or any other product candidate, and the timing of and our ability to obtain and maintain regulatory approval of IFX-1 for any indication;

•	our ability to leverage our proprietary anti-C5a technology to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases;

•	our ability to protect, maintain and enforce our intellectual property protection for IFX-1 and any other product candidates, and the scope of such protection;

•
whether the FDA, EMA or comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials;

•
the success of our future clinical trials for IFX-1 and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials;

•	our expectations regarding the size of the patient populations for, market opportunity for and clinical utility of IFX-1 or any other product candidates, if approved for commercial use;

•
our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers for our planned future clinical trials;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our expectations regarding the scope of any approved indication for IFX-1;

•	our ability to defend against costly and damaging liability claims resulting from the testing of our product candidates in the clinic or, if, approved, any commercial sales;

•	our ability to commercialize IFX-1 or our other product candidates;

•	if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview;

•	our ability to comply with enacted and future legislation in seeking marketing approval and commercialization;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel;

•	our competitive position and the development of and projections relating to our competitors in the development of C5a inhibitors or our industry;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act or a foreign private issuer; and

•	other risk factors discussed under “Risk factors” in the Annual Report.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the “ITEM 3. KEY INFORMATION: - D. Risk factors” section of the Annual Report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this discussion will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this discussion.